Exhibit 99.1
March 18, 2010
Atlas Energy Resources, LLC
Westpointe Corporate Center One, 2nd Floor
1550 Coraopolis Heights Road
Moon Township, PA 15108
ATTENTION: Mr. Jeffrey C. Simmons
SUBJECT:	Evaluation of Certain Atlas Partnerships To the Interests of the Partnerships Pursuant to the Requirements of the Securities and Exchange Commission Effective December 31, 2009 Job 09.1142-A
Gentlemen:
Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and cash flow from certain oil and gas properties for certain Atlas Partnerships (Partnerships). This evaluation was authorized by Mr. Jeffrey C. Simmons of Atlas Energy Resources, LLC (Atlas). Projections of the reserves and cash flow to the evaluated interests were based on economic parameters and operating conditions considered to be applicable as of December 31, 2009 and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC). It is the understanding of Wright that the purpose of this evaluation is for year end financial reporting for the certain Partnerships, as appropriate.
The summaries for each Partnership are provided in the Summaries section of the report titled “Evaluation of Various Partnerships, To the Interests of the Partnerships, Effective December 31, 2009, Job 09.1142”, dated March 4, 2010. The attached Exhibit A contains a list of the certain Partnerships in the Appalachia Business Unit which includes properties located in Kentucky, New York, Ohio, Pennsylvania, Tennessee, and West Virginia. The attached Exhibit B contains a list of the certain Partnerships in the Michigan Business Unit which include properties located in Michigan and Indiana. All the properties were evaluated by Wright along with their associated total proved net reserves and values effective December 31, 2009.
The bases of this evaluation are the projected volumes evaluated by Wright in its report titled Evaluation of Oil and Gas Reserves, To the Interests of Atlas Energy Resources, LLC, In Certain Properties Located in Various States, Pursuant to the Requirements of the Securities and Exchange Commission, Effective December 31, 2009, Job 09.1133, dated February 4, 2010 (REPORT).
Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP), proved developed nonproducing shut-in (PDNP-SI), proved

Twelve Cadillac Drive • Suite 26O
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mail@wrightandcompany.com

Mr. Jeffrey C. Simmons
Atlas Energy Resources, LLC
March 18, 2010

developed nonproducing temporarily abandoned (PDNP-TA), and proved undeveloped (PUD) categories. Please note that reserves categorized as PUD in this evaluation are wells that were drilled in 2009, but were not yet fractured and completed by the effective date of this report. Wright did not include any undrilled PUD locations in this report in accordance with the instructions of Atlas. The summary classification of total proved reserves combines all of the above categories.
All data utilized in the preparation of this report with respect to interests, oil and gas prices, gas contract terms, operating expenses, investments, salvage values, abandonment costs, well information, and current operating conditions, as applicable, were provided by Atlas. Data obtained after the effective date of the report, but prior to the completion of the report, were used only if such data were applied consistently. If such data were used, the reserves category assignments reflect the status of the wells as of the effective date. All production data were provided by Atlas. Projection start dates for certain newer properties may have been shifted to allow for the two month delay in receipt of expected revenue for the associated production. Wright has reviewed all data for reasonableness and, unless obvious errors were detected, has accepted the data as correct. It should be emphasized that revisions to the projections of reserves and economics included in this report may be required if the provided data are revised for any reason. No inspection of the properties was made as this was not considered to be within the scope of this evaluation.
Oil reserves and plant liquids, referred to as natural gas liquids (NGL), are expressed in thousands of United States (U.S.) barrels (Mbbl) of 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. For purposes of this MIS, quantities of barrels of oil and NGL are converted into quantities of natural gas at the ratio of 1 bbl = 6 Mcfe. No adjustment of the individual gas volumes to a common pressure base has been made.
Effective date prices were provided by Atlas. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $3,866 per Million British thermal units (MMBtu) for natural gas at Henry Hub, LA and $61.18 per barrel for West Texas Intermediate oil at Cushing, OK. These benchmark prices were adjusted for energy content, quality and basis differential, as appropriate. The NGL price was calculated by Atlas as sixty-two (62) percent of the oil price and used in accordance with their instructions. Prices for oil, NGL, and gas were held constant for the life of the properties in this evaluation except where adjusted by contract.
No attempt has been made to account for oil or gas price fluctuations that have occurred in the market subsequent to the effective date of this report. After the effective date, prices were held constant for the life of the properties except where adjusted by contract. All oil and gas prices for this evaluation were provided by Atlas and were used in accordance with their instructions. It should be emphasized that with current economic uncertainties, fluctuations in market conditions could significantly change the economics in this report.

Mr. Jeffrey C. Simmons
Atlas Energy Resources, LLC
March 18, 2010

Operating expenses were provided by Atlas and represented, when possible, the latest available estimated average of all recurring expenses that are billable to the working interest owners and to the Partnerships. These expenses included, but were not limited to, all direct operating expenses, field overhead costs, and any ad valorem taxes not deducted separately. Expenses for workovers, well stimulations, and other maintenance were not included in the operating expenses unless such work was expected on a recurring basis. Judgments for the exclusion of the nonrecurring expenses were made by Atlas. Any internal indirect overhead costs (general and administrative), which are not billable to the working interest owners, were not included. For new and developing properties where data were unavailable, operating expenses were estimated by Atlas based on analogy with similar properties. Operating costs were held constant for the life of the properties. Contractual transportation expenses were deducted where appropriate. In addition, tax preparation fees and other fees for outside services for each Partnership were provided by Atlas and were applied in accordance with their instructions.
Standard state severance taxes have been deducted as appropriate. All taxes were based on current published rates and were used in accordance with the instructions of Atlas. According to Atlas, any ad valorem taxes not deducted separately were included in the operating expenses.
This report includes only those costs and revenues which were provided by Atlas that are directly attributable to the individual leases and areas. There could exist other revenues, overhead costs, or other costs associated with Atlas and the Partnerships that are not included in this report. Such additional costs and revenues are outside the scope of this report. It should be noted that no opinion is expressed by Wright as to the fair market value of the evaluated properties. This report is not a financial statement for the Partnerships or Atlas, and should not be used as the sole basis for any transaction concerning the Partnerships, Atlas, or the evaluated properties.
All capital costs for drilling and completion of wells and nonrecurring hook-up, workover, or operating costs have been deducted as applicable. These costs were provided by Atlas. No adjustments were made to account for the potential effect of inflation on these costs.
In accordance with the instructions of Atlas, neither salvage values nor abandonment costs were included in the projections of reserves and economics. It was assumed that any salvage value would be directly offset by the cost to abandon the property. Wright has not performed a detailed study of the abandonment costs or the salvage values and offers no opinion as to Atlas’ assumption.
No consideration was given in this report to potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential liability for restoration and to clean up damages, if any, caused by past or future operating practices.
The estimates of reserves contained in this report were determined by accepted industry methods and in accordance with the attached Definitions of Oil and Gas Reserves. Methods utilized in this report include extrapolation of historical production trends and analogy to similar producing properties.

Mr. Jeffrey C. Simmons
Atlas Energy Resources, LLC
March 18, 2010

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. Oil and gas reserves estimates must be recognized as a subjective process that cannot be measured in an exact way and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that ultimately are recovered.
Wright is an independent petroleum consulting firm founded in 1988 and does not own any interests in the oil and gas properties covered by the REPORT or this evaluation. No employee, officer, or director of Wright is an employee, officer, or director of Atlas or the Partnerships nor does Wright or any of its employees have direct financial interest in Atlas or the Partnerships. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned to the properties covered by the REPORT or this evaluation.
This report should be considered in its entirety and should not be used for any purpose other than that outlined herein without the express written authorization of an officer of Wright.
The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information discussed in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.
It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours, Wright & Company, Inc.
By:	/s/ D. Randall Wright, P.E.
D. Randall Wright, P.E.
President

Professional Qualifications
D. Randall Wright
President
I, D. Randall Wright, am the primary technical person in charge of the estimates of reserves and associated cash flow and economics on behalf of Wright & Company, Inc. (Wright) for the results presented in this report to Atlas Energy Resources, LLC. I have a Master of Science degree in Mechanical Engineering from Tennessee Technological University.
I am a qualified Reserves Estimator as set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. This qualification is based on more than 36 years of practical experience in the estimation and evaluation of petroleum reserves with Texaco, Inc., First City National Bank of Houston, Sipes, Williamson & Associates, Inc., Williamson Petroleum Consultants, Inc., and Wright which I founded in 1988.
I am a registered Professional Engineer in the state of Texas (TBPE #43291), granted in 1978, a member of the Society of Petroleum Engineers (SPE) and a member of the Order of the Engineer.

/s/ D. Randall Wright, P.E.
D. Randall Wright, P.E.

EXHIBIT A
APPALACHIA BUSINESS UNIT
Pursuant to the Requirements of the Securities and Exchange Commission
Job 09.1142-A

Partner		Total Proved Net Reserves			Cash Flow	10.00 PCT Cum. Disc.
ID No.	Partnership	Oil, Mbbl	Gas, Mmcf	NGL, Mbbl	(BTAX), M$	(BTAX), M$
100938	ATLAS RESOURCES PUBLIC #18-2009 (C) LP	0.000	24,758.040	0.000	21,982.942	-1,916.860
100939	ATLAS RESOURCES PUBLIC #18-2009 (B) LP	28.649	43,736.987	87.428	114,025.466	50,718.767
100940	ATLAS RESOURCES PUBLIC #18-2009 (A) LP	63.203	26,342.120	99.053	52,891.928	28,150.350
100941	ATLAS RESOURCES PUBLIC #17-2008 (B) LP	85.673	32,799.046	10.506	69,620.749	36,945.785
100942	ATLAS RESOURCES PUBLIC #17-2007 (A) LP	31.530	19,615.872	0.000	39,892.079	21,831.777
100943	ATLAS AMERICA SERIES 27-2006 LP	13.577	5,894.948	0.000	11,438.032	6,980.382
100944	ATLAS RESOURCES PUBLIC #16-2007 (A) LP	83.324	19,051.724	0.000	40,233.852	24,037.556
100945	ATLAS AMERICA PUBLIC #15-2006 (B) LP	20.456	12,872.608	0.000	24,934.827	15,284.717
100946	ATLAS AMERICA PUBLIC #15-2005 (A) LP	9.599	2,902.718	0.000	5,255.792	3,604.230
100947	ATLAS AMERICA SERIES 26-2005 LP	12.192	2,721.390	0.000	5,673.097	3,504.871
100948	ATLAS AMERICA PUBLIC #14-2005 (A) LP	10.608	5,172.808	0.000	9,884.526	6,140.544
100949	ATLAS AMERICA PUBLIC #14-2004 LP	14.501	3,791.537	0.000	6,632.597	4,339.318
100959	ATLAS AMERICA SERIES 25-2004A LP	4.737	2,531.755	0.000	4,668.464	3,019.018
100976	ATLAS AMERICA PUBLIC #11-2002 LP	7.650	2,388.015	0.000	3,731.220	2,485.709
100992	ATLAS AMERICA PUBLIC #12-2003 LP	0.803	3,137.424	0.000	5,354.436	3,320.164
100993	ATLAS AMERICA SERIES 25-2004B LP	7.163	2,624.989	0.000	5,331.664	3,226.185
100996	ATLAS AMERICA PUBLIC #9 LTD	11.941	1,515.216	0.000	2,524.932	1,697.337
100998	ATLAS AMERICA PUBLIC #10 LTD	9.460	2,454.619	0.000	4,302.005	2,703.375

EXHIBIT B
MICHIGAN BUSINESS UNIT
Pursuant to the Requirements of the Securities and Exchange Commission
Job 09.1142-A

Partner		Total Proved Net Reserves			Cash Flow	10.00 PCT Cum. Disc.
ID No.	Partnership	Oil, Mbbl	Gas, Mmcf	NGL, Mbbl	(BTAX), M$	(BTAX), M$
100938	ATLAS RESOURCES PUBLIC #18-2009 (C) LP	0.000	10,617.382	0.000	19,388.190	9,606.622
100939	ATLAS RESOURCES PUBLIC #18-2009 (B) LP	0.000	3,619.545	0.000	7,929.636	3,850.018
100940	ATLAS RESOURCES PUBLIC #18-2009 (A) LP	0.000	7,319.203	0.000	13,615.995	6,763.142